Mail Stop 3561

April 24, 2008

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

> **Re: PriceSmart, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2007**
> **Filed November 29, 2007**
> **Form 10-K/A for Fiscal Year Ended August 31, 2007**
> **Filed December 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2008**
> **Filed April 9, 2008**
> **File No. 0-22793**

Dear Mr. Price:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Otherwise, you should comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for Fiscal Year Ended August 31, 2007

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

1. We note your response to prior comment 2 in our letter dated February 28, 2008. We further note your discussion of your fixed cost and local economic conditions. However, we also cited several examples and requested that you discuss any known trends or material opportunities, challenges, and risk in short and long term and the actions you are taking to address them. In addition, we note, for example, that in your risk factor that you list several risks that you face because of

the international nature of your business. Please expand your discussion to disclose those trends, risk or opportunities facing you and the actions you are taking in response.

Form 10-Q for Fiscal Quarter Ended February 29, 2008

2. Please apply the above comment to your future quarterly reports on Form 10-Q.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director